August 26, 2019

David Schlanger
Chief Executive Officer
Progyny, Inc.
245 5th Avenue
New York, New York 10016

       Re: Progyny, Inc.
           Draft Registration Statement on Form S-1
           Submitted on August 2, 2019
           CIK No. 0001551306

Dear Mr. Schlanger :

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on August 2, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 52

2. You state that you cannot identify with certainty all of the particular uses for the net proceeds from this offering. Please disclose the uses you can identify and state the approximate amount of proceeds you intend to use for each identified purpose. Tell us
 David Schlanger
FirstName LastNameDavid Schlanger
Progyny, Inc.
Comapany NameProgyny, Inc.
August 26, 2019
August 26, 2019 Page 2
Page 2
FirstName LastName
         why you cannot identify all of the particular uses at this time. See
Item 504 of Regulation
         S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Years Ended December 31, 2017 and 2018, page 71

3. For the periods presented, please discuss your benefit for income taxes, including the reasons for no benefit or provision for the three months ended March 31, 2019. Refer to
         Item 303(a)(3) of Regulation S-K.
Liquidity and Capital Resources, page 72

4. Please provide the basis for the statement that cash and cash equivalents and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for the next twelve months. We note that you had negative cash flows from operations for the three months ended March 31, 2019. If cash raised from this offering will be used to support working capital and capital expenditures, please revise to clarify.
Liquidity and Capital Resources
Operating Activities, page 73

5. Your discussion of operating cash flows recites the numbers from your consolidated statements of cash flows. Please revise your discussion to identify and describe the primary drivers of your operating cash flows and discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause your operating cash flows to fluctuate. For guidance, refer to SEC Release No. 33-
         8350.
Business
Our Clients, page 98

6. We note your disclosure on page 98 that you have several customers that accounted for at least 10% of total revenue in 2018. Please furnish the information required by Item
         101(c)(vii) of Regulation S-K, including the names of such customers. Legal Proceedings, page 104

7. Please disclose the amount of damages, fees, interest and costs the vendor is seeking, if known.
Executive Compensation, page 111

8. Please revise the narrative following the summary compensation table to discuss in greater detail the merit-based discretionary bonuses and the housing allowance. See Item 402(o)
         of Regulation S-K.
 David Schlanger
Progyny, Inc.
August 26, 2019
Page 3
Principal and Selling Stockholders, page 126

9. We note that the beneficial ownership is as of April 30, 2019. Please update as of the most recent practicable date. See Item 403 of Regulation S-K. Similarly, update the common stock outstanding as of March 31, 2019 on page 13.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-12

10. Please provide a rollforward of the activity in your accounts receivable allowances, other valuation accounts and reserves in your footnotes or in Schedule II, or provide to us your materiality assessment indicating why such disclosure is not necessary. Refer to Rules 5-
      04 and 12-09 of Regulation S-X.
Undertakings, page II-3

11. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
      Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
      430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
        You may contact Steve Lo at 202-551-3394 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell, Special
Counsel, at 202-551-3357 with any other questions.



                                                            Sincerely,

FirstName LastNameDavid Schlanger                           Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameProgyny, Inc.
                                                            Mining
August 26, 2019 Page 3
cc:       Alison Haggerty, Esq.
FirstName LastName